Mail Stop 3561

November 8, 2007

Hugo M. Cancio
President and Chief Executive Officer
Fuego Entertainment, Inc.
19250 NW 89th Court
Miami, FL 33018

      Re: Fuego Entertainment, Inc.
               Amendment No. 3 to Form 10-KSB for Fiscal Year
                 Ended May 31, 2006
               Filed July 31, 2007
               Amendment No. 1 to Form 10-QSB for Fiscal Quarter
                 Ended February 28, 2007
               Filed July 31, 2007
               File No.'s 0-52054

Dear Mr. Cancio:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

               Sincerely,

               Michael Moran
               Accounting Branch Chief